Exhibit 4.30
SUPPORT AGREEMENT

This SUPPORT AGREEMENT is made as of August 20, 2021 (this “Agreement”), among Brookfield Infrastructure Corporation (“BIPC”), a corporation incorporated under the laws of the Province of British Columbia, Brookfield Infrastructure Partners L.P. (“BIP”), an exempted limited partnership existing under the laws of Bermuda, Brookfield Infrastructure Corporation Exchange Limited Partnership (“Exchange LP”), a limited partnership existing under the laws of the Province of Alberta, Brookfield Infrastructure Corporation Exchange GP Inc. (“Exchange GP”), a corporation existing under the laws of the Province of Alberta and Brookfield Infrastructure Holdings (Canada) Inc. (“LP Co”), a corporation existing under the laws of the Province of Ontario.
WHEREAS, in connection with the acquisition of common shares of Inter Pipeline Ltd. (“IPL”) by way of a take-over bid (the “Offer”), Exchange LP is to issue class B exchangeable limited partnership units (the “Exchangeable LP Units”) to eligible holders of common shares of IPL (“IPL Common Shares”) who have elected to receive Exchangeable LP Units for IPL Common Shares held by such holders;
WHEREAS, holders of Exchangeable LP Units will be entitled to require BIP to cause the purchase of such Exchangeable LP Units and upon such purchase each Exchangeable LP Unit will be exchanged by BIP or an affiliate for one class A exchangeable subordinate voting share of Brookfield Infrastructure Corporation (a “BIPC Share”); and
WHEREAS each BIPC Share is intended to provide the holder thereof with an economic return that is equivalent to the economic return on one non-voting limited partnership unit of BIP (“BIP Unit”);
WHEREAS, the parties desire to make appropriate provision and to establish a procedure whereby BIP will (and will cause any of BIPC, Exchange GP and LP Co to) take certain actions and make certain payments and deliveries necessary to ensure that BIP (directly or indirectly through a direct or indirect subsidiary of BIP (such party designated by BIP, a “BIP Designee”)) or Exchange LP, as applicable, will be able to make certain payments and to deliver or cause to be delivered BIPC Shares in satisfaction of the obligations of BIP or Exchange LP, as applicable, under the Unit Provisions (as hereinafter defined), the Partnership Agreement (as hereinafter defined) and this Agreement.
NOW THEREFORE, in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:
ARTICLE 1
INTERPRETATION
1.1        Interpretation
In this Agreement, each capitalized term used and not otherwise defined herein will have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the “Unit Provisions”) attaching to the Exchangeable LP Units as set out in Schedule A to the amended and restated limited partnership agreement of Exchange LP (the “Partnership Agreement”). Unless the context otherwise requires:
a.words importing the singular will include the plural and vice versa, words importing gender will include all genders or the neuter, and words importing the neuter will include all genders;
b.the words “include”, “includes”, “including”, or any variations thereof, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;
c.references to any Person include such Person’s successors and permitted assigns;
d.except as otherwise provided in this Agreement, any reference in this Agreement to a statute, regulation, policy, rule or instrument will include, and will be deemed to be a reference also to, all rules and regulations made under such statute, in the case of a statute, to all amendments made to such statute, regulation, policy, rule or instrument, and to any statute, regulation, policy, rule or instrument that may be passed which has the effect of supplementing or superseding the statute, regulation, policy, rule or instrument so referred to;

e.any reference to this Agreement or any other agreement, document or instrument will be construed as a reference to this Agreement or, as the case may be, such other agreement, document or instrument as the same may have been, or may from time to time be, amended, varied, replaced, amended and restated, supplemented or otherwise modified;
f.in the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount will be determined or such action will be required to be taken at or before the requisite time on the next succeeding day that is a Business Day; and
g.except where otherwise expressly provided, all amounts in this Agreement are stated and will be paid in Canadian currency.
1.2        Payments
All payments to be made hereunder will be made without interest and less any Taxes required by Law to be deducted and withheld.
ARTICLE 2
COVENANTS OF BIPC AND EXCHANGE LP
2.1         Covenants Regarding Exchangeable LP Units
So long as any Exchangeable LP Units owned by Non-Affiliated Holders are outstanding:
a.BIP will ensure that on the day BIPC intends to declare or pay a dividend on the BIPC Shares:
i.Exchange LP will:
on the same day declare or pay, as the case may be, an equivalent distribution economically equivalent thereto (as determined in accordance with the Unit Provisions) on the Exchangeable LP Units (an “Equivalent Distribution”); and
1.have sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable Law and the Partnership Agreement, of any Equivalent Distribution on the Exchange LP Units; or
ii.if the dividend is a dividend of BIPC Shares or Equivalent Securities, in lieu of such a dividend, Exchange LP will:
1.effect a corresponding, contemporaneous and economically equivalent subdivision of the Exchangeable LP Units (as determined in accordance with the Unit Provisions) (an “Equivalent Unit Subdivision”); and
2.have sufficient authorized but unissued securities available to enable the Equivalent Unit Subdivision;
b.BIPC will advise Exchange LP sufficiently in advance of the declaration by BIPC of any dividend on BIPC Shares and take all such other actions as are reasonably necessary, in cooperation with Exchange LP, to ensure that:
i.the respective declaration date, record date and payment date for an Equivalent Distribution on the Exchangeable LP Units will be the same as the declaration date, record date and payment date for the corresponding dividend on the BIPC Shares; and
ii.the record date and effective date for an Equivalent Unit Subdivision will be the same as the record date and payment date for the dividend of BIPC Shares or Equivalent Securities, in lieu of such a distribution, on the BIPC Shares;
c.BIPC will ensure that the record date for determining shareholders entitled to receive any dividend declared on BIPC Shares is not less than ten Business Days after the declaration date for such dividend or such shorter period as may be permitted under applicable Law;

d.BIP will (and will cause any of BIPC, Exchange GP and LP Co to) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Exchange LP, in accordance with applicable Law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, in respect of each issued and outstanding Exchangeable LP Unit held by a Non-Affiliated Holder upon the liquidation, dissolution or winding-up of Exchange LP or any other distribution of the assets of Exchange LP among its holders for the purpose of winding up its affairs, including all such actions and all such things as are necessary or desirable to enable and permit Exchange LP to cause to be delivered BIPC Shares to the holders of Exchangeable LP Units in accordance with the provisions of Article 5 of the Unit Provisions;
e.BIP will (and will cause any of BIPC, Exchange GP and LP Co to) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit BIP, directly or indirectly through a BIP Designee, in accordance with applicable Law, to perform its obligations arising upon the exercise by a Non-Affiliated Holder of his, her or its Exchange Right or upon the exercise by BIP of its Final Exchange Right or Liquidation Call Right, including all such actions and all such things as are necessary or desirable to enable and permit BIP to cause to be delivered BIPC Shares or other property to the holders of Exchangeable LP Units in accordance with the provisions of Article 6, Article 7 or Article 5 of the Unit Provisions, as the case may be, together with a cheque in respect of the cash portion (if any) of the purchase price payable in respect of the exercise by such Non-Affiliated Holder of his, her or its Exchange Right or the exercise by BIP of its Final Exchange Right or Liquidation Call Right, as the case may be; and
f.BIP will (and will cause any of BIPC, Exchange GP and LP Co to) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit BIP, directly or indirectly through a BIP Designee, in accordance with applicable Law, to perform its obligations arising upon the occurrence of a liquidation, dissolution or winding up of BIPC or any other distribution of the assets of BIPC among its holders for the purpose of winding up its affairs, including all such actions and all such things as are necessary or desirable to enable and permit BIP to cause to be delivered BIPC Shares or other property to the holders of Exchangeable LP Units in accordance with the provisions of Article 5 of the Unit Provisions, together with a cheque in respect of the cash portion (if any) of the purchase price payable upon the occurrence of a liquidation, dissolution or winding up of BIPC or any other distribution of the assets of BIPC among its holders for the purpose of winding up its affairs.
2.2        Segregation of Funds
BIP will cause Exchange LP to deposit a sufficient amount of funds in a separate account of Exchange LP and segregate a sufficient amount of such other assets and property as is necessary to enable Exchange LP to pay or otherwise satisfy its obligations with respect to the applicable distribution or Liquidation Amount, once such amounts become payable under the terms of this Agreement, the Partnership Agreement or the Unit Provisions, in each case for the benefit of Non-Affiliated Holders from time to time of the Exchangeable LP Units, and Exchange LP will use such funds, assets and property so segregated exclusively for the payment of distributions and the payment or other satisfaction of the Liquidation Amount, as applicable, net of any corresponding withholding Tax obligations and for the remittance of such withholding Tax obligations.
2.3        Reservation of BIPC Shares
BIPC hereby represents, warrants and covenants in favour of BIP and Exchange LP that BIPC has reserved for issuance and will, at all times while any Exchangeable LP Units are outstanding, keep available, free from pre-emptive and other rights, such number of BIPC Shares (or other securities into which BIPC Shares may be reclassified or changed as contemplated by Section 2.7): (a) as is equal to the sum of (i) the number of Exchangeable LP Units issued and outstanding from time to time, and (ii) the number of Exchangeable LP Units issuable upon the exercise of all rights to acquire Exchangeable LP Units outstanding from time to time; and (b) as are now and may hereafter be required to enable and permit each of BIP, BIPC and Exchange LP to meet its obligations under the Partnership Agreement, this Agreement and the Unit Provisions.
2.4        Notification of Certain Events
In order to assist BIPC and BIP to comply with their respective obligations hereunder and to permit BIP exercise its Final Exchange Right or the Liquidation Call Right, as applicable,
a.Exchange LP will notify BIPC or BIP of each of the following events at the time set forth below:

i.in the event of any determination by the Board of Directors to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Exchange LP or to effect any other distribution of the assets of Exchange LP among its holders for the purpose of winding up its affairs, at least 30 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;
ii.promptly upon the earlier of (i) receipt by Exchange LP of notice of, and (ii) Exchange LP otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Exchange LP or to effect any other distribution of the assets of Exchange LP among its holders for the purpose of winding up its affairs; and
iii.promptly upon the issuance by Exchange LP of any Exchangeable LP Units or rights to acquire Exchangeable LP Units (other than the issuance of Exchangeable LP Units or rights to acquire Exchangeable LP Units pursuant to the Offer), and
b.BIP will notify Exchange LP and BIPC of each of the following events at the time set forth below:
i.immediately upon receipt by BIP (or a BIP Designee) of an Exchange Request from a holder of Exchangeable LP Units; and
ii.on the same date on which Notice of Final Exchange is given to holders of Exchangeable LP Units, in the event of any determination of a Final Exchange Date in accordance with the Unit Provisions.
2.5        Delivery of BIPC Shares
Upon notice from BIP or Exchange LP of any event that requires BIP or Exchange LP (as the case may be) to cause to be delivered BIPC Shares to any holder of Exchangeable LP Units, BIPC will, forthwith, issue and deliver or cause to be delivered the requisite number of BIPC Shares to BIP or Exchange LP (as the case may be), and BIP or Exchange LP (as the case may be) will forthwith deliver or cause to be delivered the requisite number of BIPC Shares to or for the benefit of the former holder of the surrendered Exchangeable LP Units. All such BIPC Shares will be duly authorized and validly issued as fully paid, non-assessable, free of pre-emptive rights and will be free and clear of any lien, claim or encumbrance.
2.6        Qualification of BIPC Shares
BIPC covenants that it will use its reasonable best efforts to make such filings and seek such regulatory consents and approvals as are necessary so that the BIPC Shares to be issued to holders of Exchangeable LP Units pursuant to the terms of the Partnership Agreement, the Unit Provisions and this Agreement will be issued in compliance with the applicable securities Laws in Canada and may be freely traded thereafter (other than by reason of a holder being a “control person” of BIPC for purposes of Canadian federal, provincial or territorial securities Laws, if applicable). BIPC will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all BIPC Shares to be delivered hereunder to be listed, quoted and posted for trading on all stock exchanges and quotation systems on which outstanding BIPC Shares have been listed by BIPC and remain listed and are quoted or posted for trading at such time.
Notwithstanding any other provision of the Partnership Agreement, the Unit Provisions, any term of this Agreement or the Offer, no BIPC Shares will be issued (and BIPC will not be required to issue any BIPC Shares) in connection with any liquidation, dissolution or winding-up of Exchange LP or BIPC, any exercise by a Non-Affiliated Holder of his, her or its Exchange Right, any exercise by BIP of its Final Exchange Right or Liquidation Call Right, or any other exchange, direct or indirect, of Exchangeable LP Units, if such issuance of BIPC Shares would not be permitted by applicable Laws.
2.7        Economic Equivalence
So long as any Exchangeable LP Units owned by Non-Affiliated Holders are outstanding:
a.BIPC will not without prior approval of Exchange LP and the prior approval of the holders of the Exchangeable LP Units given in accordance with Section 10.2 of the Unit Provisions:

i.issue or distribute BIPC Shares (or securities exchangeable for or convertible into or carrying rights to acquire BIPC Shares) or Equivalent Securities to the holders of all or substantially all of the then outstanding BIPC Shares by way of a stock dividend or other dividend, other than an issue of BIPC Shares (or securities exchangeable for or convertible into or carrying rights to acquire BIPC Shares) to holders of BIPC Shares who: (A) exercise an option to receive dividends in BIPC Shares (or securities exchangeable for or convertible into or carrying rights to acquire BIPC Shares) or Equivalent Securities in lieu of receiving cash dividends; or (B) pursuant to any dividend reinvestment plan, scrip dividend or similar arrangement; or
ii.issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding BIPC Shares entitling them to subscribe for or to purchase BIPC Shares (or securities exchangeable for or convertible into or carrying rights to acquire BIPC Shares) or Equivalent Securities; or
iii.issue or distribute to the holders of all or substantially all of the then outstanding BIPC Shares (A) securities of BIPC of any class other than BIPC Shares (or securities convertible into or exchangeable for or carrying rights to acquire such securities) or Equivalent Securities, (B) rights, options or warrants other than those referred to in Section 2.7(a)(ii) above, (C) evidences of indebtedness of BIPC; or (D) assets of BIPC;
unless (x) Exchange LP is permitted under applicable Law to issue or distribute the economic equivalent on a per unit basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets to holders of the Exchangeable LP Units and (y) Exchange LP will issue or distribute the economic equivalent of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to holders of the Exchangeable LP Units.
b.BIPC will not without the prior approval of Exchange LP and the prior approval of the holders of the Exchangeable LP Units given in accordance with Section 10.2 of the Unit Provisions:
i.subdivide, redivide or change the then outstanding BIPC Shares into a greater number of BIPC Shares; or
ii.reduce, combine, consolidate or change the then outstanding BIPC Shares into a lesser number of BIPC Shares; or
iii.reclassify or otherwise change the rights, privileges or other terms of the then outstanding BIPC Shares or effect a merger, reorganization or other transaction involving or affecting the BIPC Shares;
unless (x) Exchange LP is permitted under applicable Law to make the same or an economically equivalent change to, or in the rights of holders of, the Exchangeable LP Units, and (y) the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of, the Exchangeable LP Units.
c.BIPC will ensure that the record date for any event referred to in Section 2.7(a) or Section 2.7(b), or (if no record date is applicable for such event) the effective date for any such event, is not less than ten Business Days after the date on which such event is declared or announced by BIPC or such shorter period as may be permitted under applicable Law (with simultaneous notification thereof by BIPC to Exchange LP).
d.The Board of Directors will determine, acting in good faith and in its sole discretion (with the assistance of such reputable and qualified independent financial advisors and/or other experts as the Board of Directors may require), economic equivalence for the purposes of any event referred to in Section 2.7(a) or Section 2.7(b) and each such determination will be conclusive and binding on BIPC. In making each such determination, the following factors will, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:
i.in the case of any stock dividend or other dividend payable in BIPC Shares or Equivalent Securities, the number of such shares issued in proportion to the number of BIPC Shares or Equivalent Securities, as applicable, previously outstanding;

ii.in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase BIPC Shares (or securities exchangeable for or convertible into or carrying rights to acquire BIPC Shares), the relationship between the exercise price of each such right, option or warrant and the Current Market Price, the volatility of the BIPC Share and the term of any such instrument;
iii.in the case of the issuance or distribution of any other form of property (including any shares or securities of BIPC of any class other than BIPC Shares, any rights, options or warrants other than those referred to in Section 2.7(d)(ii), any evidences of indebtedness of BIPC or any assets of BIPC), the relationship between the fair market value (as determined by the Board of Directors in the manner contemplated above) of such property to be issued or distributed with respect to each outstanding BIPC Shares and the Current Market Price; and
iv.in the case of any Subdivision of the then outstanding BIPC Shares into a greater number of BIPC Shares or the reduction, combination, consolidation or change of the then outstanding BIPC Shares into a lesser number of BIPC Shares or any merger, reorganization or other transaction affecting the BIPC Shares, the effect thereof upon the then outstanding BIPC Shares.
e.Exchange LP agrees that, to the extent required, upon due notice from BIPC, Exchange LP will use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate distributions are made by Exchange LP, or Subdivisions are made to the Exchangeable LP Units, in order to implement the required economic equivalence with respect to the BIPC Shares and the Exchangeable LP Units as provided for in this Section 2.7.
2.8        Tender Offers
In the event that a cash offer, unit exchange offer, issuer bid, take-over bid or similar transaction with respect to BIP Units (a “Tender Offer”) is proposed by BIP or is proposed to BIP or its unitholders and is recommended by the board of directors of its general partner, or is otherwise effected or to be effected with the consent or approval of the board of directors of its general partner, and the Exchangeable LP Units are not purchased by BIP (directly or through a BIP Designee) pursuant to the Final Exchange Right, BIP, BIPC and Exchange LP will, unless the Tender Offer is to exchange BIP Units for Equivalent Securities, use reasonable best efforts (to the extent, in the case of a Tender Offer by a third party, within its control) expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable LP Units to participate in such Tender Offer to the same extent and/or on an economically equivalent basis as the holders of BIP Units, without discrimination. Without limiting the generality of the foregoing, BIP, BIPC and Exchange LP will use reasonable best efforts expeditiously and in good faith to ensure that holders of Exchangeable LP Units may participate in each such Tender Offer (unless the Tender Offer is to exchange BIP Units for Equivalent Securities) without being required to exercise their Exchange Rights as against BIP (or, if so required, to ensure that any such exercise will be effective only upon, and will be conditional upon, the closing of such Tender Offer and only to the extent necessary to tender or deposit to the Tender Offer). Nothing herein will affect the right of BIP to purchase pursuant to the Final Exchange Right, Exchangeable LP Units in the event of a BIP Liquidity Transaction.
2.9        BIP and Subsidiaries Not To Vote Exchangeable LP Units
BIP and each Subsidiary covenant and agree that it will appoint and cause to be appointed proxyholders with respect to all Exchangeable LP Units held by it for the sole purpose of attending each meeting of holders of Exchangeable LP Units in order to be counted as part of the quorum for each such meeting. BIP further covenants and agrees that it will not, and will cause its Subsidiaries not to, exercise any voting rights that may be exercisable by holders of Exchangeable LP Units from time to time pursuant to the Unit Provisions, the Partnership Agreement or pursuant to the provisions of the Partnership Act (or any successor or other corporate statute by which Exchange LP may in the future be governed) with respect to any Exchangeable LP Units held by it or by its Subsidiaries in respect of any matter considered at any meeting of holders of Exchangeable LP Units.

2.10        Ownership of Outstanding Units
Without the prior approval of Exchange LP and the prior approval of the holders of the Exchangeable LP Units given in accordance with Section 10.2 of the Unit Provisions, BIP covenants and agrees in favour of Exchange LP that, as long as any outstanding Exchangeable LP Units are owned by Non-Affiliated Holders, BIP will be and remain the direct or indirect beneficial owner of all issued and outstanding general partner units and Class A limited partnership units of Exchange LP. Notwithstanding the foregoing, BIP will not be in violation of this Section 2.10 if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of BIP or the BIP Units.
2.11        Ordinary Market Purchases
For greater certainty, nothing contained in this Agreement, including without limitation the obligations of BIP contained in Section 2.8, will limit the ability of BIP (or any of its Subsidiaries including, without limitation, Exchange LP) to make ordinary market purchases of BIP Units in accordance with applicable Laws and regulatory or stock exchange requirements.
2.12        Due Performance
On and after the Effective Date, the parties hereto will duly and timely perform all of their obligations under the Partnership Agreement, this Agreement and the Unit Provisions.
ARTICLE 3
BIP SUCCESSORS
3.1        Certain Requirements in Respect of Combination, etc.
BIP will not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person unless:
a.such other Person or continuing entity (the “BIP Successor”) by operation of Law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are necessary or advisable to evidence the assumption by the BIP Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such BIP Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of BIP under this Agreement; and
b.such transaction will be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder or the holders of Exchangeable LP Units.
3.2        Vesting of Powers in Successor
Whenever the conditions of Section 3.1 have been duly observed and performed, the parties, if required by Section 3.1, will execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon the BIP Successor will possess and from time to time may exercise each and every right and power of BIP under this Agreement in the name of BIP or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the board of directors of the general partner of BIP may be done and performed with like force and effect by the directors or officers of such BIP Successor.
3.3        Wholly-Owned Subsidiaries
Nothing herein will be construed as preventing the merger of any direct or indirect wholly-owned Subsidiary of BIP with or into BIP or another direct or indirect wholly-owned Subsidiary of BIP or the winding-up, liquidation or dissolution of any direct or indirect wholly-owned Subsidiary of BIP, provided that all of the assets of such Subsidiary are transferred to BIP or another direct or indirect wholly-owned Subsidiary of BIP, and any such transactions are expressly permitted by this Article 3.
3.4        Successor Transaction
Notwithstanding the foregoing provisions of Article 3, in the event of a BIP Liquidity Transaction:

a.in which BIP merges with, or in which all or substantially all of the then outstanding BIP Units (other than those owned by the Other Entity (as defined below) or its affiliates) are acquired by, one or more other entities;
b.which does not result in an acceleration of the Final Exchange Date in accordance with paragraph (b) of that definition in the Unit Provisions; and
c.in which all or substantially all of the then outstanding BIP Units (other than those owned by the Other Entity or its affiliates) are converted into or exchanged for (directly or indirectly) securities or rights to receive such securities (the “Other Units”) of another entity (the “Other Entity”) that, immediately after such BIP Liquidity Transaction, is the successor (whether directly or indirectly and including in combination with other related companies) to, or owns or controls, directly or indirectly, BIP, then all references herein to “BIP" will thereafter be and be deemed to be references to “Other Entity” and all references herein to “BIP Units” will thereafter be and be deemed to be references to “Other Units” (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable LP Units on the exchange of such units pursuant to the Unit Provisions immediately subsequent to the BIP Liquidity Transaction being entitled to receive that number of Other Units equal to the number of Other Units such holder of Exchangeable LP Units would have received if the exchange of such units for BIPC Shares pursuant to the Unit Provisions and the exchange of such BIPC Shares for BIP Units pursuant to the terms of the BIPC Shares had occurred immediately prior to the BIP Liquidity Transaction and the BIP Liquidity Transaction was completed), but subject to subsequent adjustments to reflect any subsequent changes in the capital of the issuer of the Other Units, including without limitation, any subdivision, consolidation or reduction of capital, without any need to amend the terms and conditions of the Exchangeable LP Units and without any further action required.
ARTICLE 4
GENERAL
4.1        Term
This Agreement will come into force and be effective as of the Effective Date and will terminate and be of no further force and effect at such time as no Exchangeable LP Units (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable LP Units) are held by Non-Affiliated Holders.
4.2        Changes in Capital of BIPC, BIP and Exchange LP
Notwithstanding the provisions of Section 4.4 hereof, at all times after the occurrence of any event contemplated pursuant to Section 2.7 and Section 2.8 hereof or otherwise, as a result of which any or all of the BIPC Shares, BIP Units or the Exchangeable LP Units are in any way changed, this Agreement will, without the approval of the holders of the Exchangeable LP Units, forthwith be amended and modified as necessary in order that it will apply with full force and effect, mutatis mutandis, to all new securities into which the BIPC Shares, BIP Units or the Exchangeable LP Units or both are so changed and the parties hereto will execute and deliver a supplemental agreement in writing giving effect to and evidencing such necessary amendments and modifications.
4.3        Severability
Notwithstanding the provisions of Section 4.4 hereof, if any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will, without the approval of the holders of the Exchangeable LP Units, negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
4.4        Amendments, Modifications
Except for amendments contemplated by Section 4.2, 4.3 and 4.5, this Agreement may not be amended or modified except by an agreement in writing executed by the parties to this Agreement and approved by the holders of the Exchangeable LP Units in accordance with Section 10.2 of the Unit Provisions.

4.5        Ministerial Amendments
Notwithstanding the provisions of Section 4.4 hereof, the parties to this Agreement may in writing at any time and from time to time, without the approval of the holders of the Exchangeable LP Units, amend or modify this Agreement for the purposes of:
a.adding to the covenants of any or all of the parties hereto if the board of directors of BIPC and the board of directors of the general partner of each of Exchange LP and BIP is of the opinion that such additions will not be prejudicial in any material respect to the rights or interests of the Non-Affiliated Holders as a whole;
b.evidencing the succession of BIP Successors and the covenants of and obligations assumed by each such BIP Successor in accordance with the provisions of Article 3;
c.making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the opinion of the board of directors of BIPC and the board of directors of the general partner of each of Exchange LP and BIP, having in mind the best interests of the Non-Affiliated Holders as a whole, it may be expedient to make, provided that each such board of directors are of the opinion that such amendments or modifications will not be prejudicial in any material respect to the rights or interests of the Non-Affiliated Holders as a whole; or
d.making such changes or corrections which, on the advice of counsel to Exchange LP, BIP and BIPC, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the boards of directors of BIPC and the board of directors of the general partner of each of Exchange LP and BIP are of the opinion that such changes or corrections will not be prejudicial in any material respect to the rights or interests of the Non-Affiliated Holders as a whole.
4.6        Meeting to Consider Amendments
Exchange LP, at the request of BIP, will call a meeting or meetings of the holders of Exchangeable LP Units for the purpose of considering any proposed amendment or modification requiring approval pursuant to Section 4.4 hereof. Any such meeting or meetings will be called and held in accordance with the Partnership Agreement, the Unit Provisions and all applicable Laws.
4.7        Limited Liability of Limited Partners
The parties acknowledge that each of BIP and Exchange LP is a limited partnership, a limited partner of which is liable for any liabilities or losses of the relevant partnership only to the extent of the amount that such limited partner has contributed, or agreed to contribute, to the capital of the relevant partnership and such limited partner’s pro rata share of any undistributed income.
4.8        Enurement
This Agreement will be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.
4.9        Assignment
Except as set forth in this Agreement, no party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of Law or otherwise).
4.10        Notices to Parties
Any notice and other communications required or permitted to be given pursuant to this Agreement will be sufficiently given if delivered in person or if sent by e-mail (provided such e-mail is recorded as being transmitted successfully) to the parties at the following addresses:

a.in the case of BIPC, BIP and LP Co to the following address:
Brookfield Infrastructure Corporation
Brookfield Place, Suite 300
181 Bay Street Toronto, ON M5J 2T3
Email: Albert.Lin@brookfield.com
Attention: Albert Lin, Vice President
with a copy to, which will not constitute notice for the purposes of this Agreement, to:
McCarthy Tétrault LLP
66 Wellington St W Suite 5300,
Toronto, ON M5K 1E6
Email: sbergen@mccarthy.ca
Attention: Scott Bergen, Partner
b.in the case of Exchange LP and Exchange GP, to the following address:
Brookfield Infrastructure Corporation Exchange GP Inc.
Suite 1210 - 225 6th Ave SW
Calgary, Alberta
T2P 1N2
Email: Albert.Lin@brookfield.com
Attention: Albert Lin, Vice President
with a copy to, which will not constitute notice for the purposes of this Agreement, to:
McCarthy Tétrault LLP
66 Wellington St W Suite 5300,
Toronto, ON
M5K 1E6
Email: sbergen@mccarthy.ca
Attention: Scott Bergen, Partner
or at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this Section 4.10, and if not given the same will be deemed to have been received on the date of such delivery or sending.
4.11        Counterparts
This Agreement may be executed in counterparts (by facsimile, e-mail or otherwise), each of which will be deemed an original, and all of which taken together will constitute one and the same instrument.
4.12        Jurisdiction
This Agreement will be construed and enforced in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein. Each party hereto irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Alberta with respect to any matter arising hereunder or related hereto.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BROOKFIELD INFRASTRUCTURE CORPORATION
By:	"David Krant"
Name: David Krant Title: Chief Financial Officer

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED
By:	"Jane Sheere"
Name: Jane Sheere Title: Secretary

BROOKFIELD INFRASTRUCTURE CORPORATION EXCHANGE LIMITED PARTNERSHIP, by its general partner, BROOKFIELD INFRASTRUCTURE CORPORATION EXCHANGE GP INC.
By:	"David Krant"
Name: David Krant Title: Chief Financial Officer

BROOKFIELD INFRASTRUCTURE CORPORATION EXCHANGE GP INC.
By:	"David Krant"
Name: David Krant Title: Chief Financial Officer

BROOKFIELD INFRASTRUCTURE HOLDINGS (CANADA) INC.
By:	"David Krant"
Name: David Krant Title: Chief Financial Officer